Exhibit 1

Release: Contact: Web Page:	IMMEDIATE RELEASE Cecilia Au-Yeung Global-Tech Advanced Innovations Inc. Telephone: Hong Kong (852) 2814-6264 investorrelations@global-webpage.com http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH ADVANCED INNOVATIONS ANNOUNCES RETURN TO

PROFITABILITY FOR SECOND QUARTER OF FISCAL 2012

Hong Kong, January 17, 2012 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) today announced its financial results for the quarter ended September 30, 2011 (the Company’s second quarter of fiscal 2012).

Net sales for the second quarter of fiscal 2012 were $33.8 million, an increase of 35% when compared to $25.0 million for the corresponding quarter in fiscal 2011. Net sales of home appliances (primarily floor care products) and electronic components increased approximately 58% and 31%, respectively, while revenue in electronic manufacturing services (EMS) declined approximately 13% for the second quarter of 2012, compared to the corresponding quarter in fiscal 2011. Net income was $1.2 million, or $0.39 per share, compared to a net loss of $0.9 million, or $0.29 per share, for the second quarter of fiscal 2011.

Net sales for the six months ended September 30, 2011 were $58.9 million, up 16% when compared to $50.8 million in the corresponding six-month period in fiscal 2011. In the first six months of fiscal 2012, net sales of home appliances (primarily floor care products) and electronic components increased approximately 18% and 19%, respectively, while revenues in EMS declined approximately 3%, compared to the corresponding period in fiscal 2011. Net loss for the first six months of fiscal 2012 was $0.4 million, or $0.13 per share, compared to a net loss of $0.1 million, or $0.03 per share, for the first half of fiscal 2011.

John C.K. Sham, the Company’s President and Chief Executive Officer, said: “While net sales improved in the second quarter and first half of fiscal 2012, our year to date gross profit margins were less than margins in fiscal 2011 as costs of labor, materials and utilities continued to increase. Although commodity prices have recently eased, energy and labor costs continue to rise, which must be addressed as part of our plans to improve profitability.”

Mr. Sham continued, “As previously announced, we are nearing completion of our exit from the home appliance business which will allow us to explore new business opportunities by focusing assets and personnel towards business activities which we believe will create short- and long-term value for our shareholders.”

Mr. Sham concluded, “Our cash less short-term debt position has improved significantly since the end of fiscal year 2011 and, as of September 30, 2011, now exceeds $13.00 per share. We remain committed to the use of company resources to explore and pursue business opportunities that we believe have a good probability of success.”

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market a diversified portfolio of products, such as complementary metal oxide semiconductor (CMOS) camera modules (CCMs) and floor care products. The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in North America, Europe, and other countries throughout the world.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	$33,767	$24,962	$58,901	$50,785
Cost of goods sold	(29,041)	(21,858)	(52,465)	(44,529)

Gross profit	4,726	3,104	6,436	6,256
Selling, general and administrative expenses	(3,689)	(3,899)	(7,499)	(7,927)
Other operating income (expense)	(6)	(26)	29	1,113

Operating income (loss)	1,031	(821)	(1,034)	(558)
Interest expense	(17)	(70)	(133)	(97)
Interest income	95	120	258	233
Other income (expense), net	140	(114)	608	494

Income (loss) from operations before income taxes	1,249	(885)	(301)	72
Provision for income taxes	(103)	(1)	(133)	(171)

Net income (loss)	1,146	(886)	(434)	(99)
Net loss attributable to non-controlling interests	25	—	52	—

Net income (loss) attributable to shareholders	$1,171	$(886)	$(382)	$(99)

Basic earnings (loss) per common share	$0.39	$(0.29)	$(0.13)	$(0.03)

Diluted earnings (loss) per common share	$0.39	$(0.29)	$(0.13)	$(0.03)

Basic weighted average number of shares outstanding	3,039	3,039	3,039	3,039

Diluted weighted average number of shares outstanding	3,039	3,039	3,039	3,039

GLOBAL-TECH ADVANCED INNOVATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	September 30, 2011	March 31, 2011
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$40,127	$19,205
Time deposits	—	1,534
Restricted cash	2,347	19,461
Available-for-sale investments	4	7
Accounts and bills receivable, net	27,618	35,632
Inventories	14,136	10,849
Prepaid expenses	170	282
Deposits and other assets	2,034	1,712
Legal claims receivable	—	16
Amount due from a related party	29	29
Amount due from a jointly-controlled entity	14	14

Total current assets	86,479	88,741
Interests in jointly-controlled entities	—	—
Property, plant and equipment, net	24,317	25,013
Land use rights, net	3,089	3,061
Deposits paid for purchase of property, plant and equipment	102	112
Available for sales investments	2,993	3,009

Total assets	$116,980	$119,936

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	1,650	12,585
Accounts payable	17,161	10,353
Bills payable	1,125	1,279
Temporary receipts	1,090	821
Accrued salaries, allowances and other employee benefits	6,166	5,608
Accrual for loss contingencies	—	31
Other accrued liabilities	7,389	7,576
Income tax payable	5,172	5,318

Total current liabilities	39,753	43,571
Deferred tax liabilities	28	28

Total liabilities	39,781	43,599

Shareholders’ equity:
Common stock, par value $0.04 per share; 12,500,000 shares authorized; 3,229,314 shares issued as of September 30 and March 31, 2011	129	129
Additional paid-in capital	84,769	84,752
Accumulated deficit	(11,483)	(11,101)
Accumulated other comprehensive income	8,674	7,395
Non-controlling interests	(227)	(175)
Less: Treasury stock, at cost, 189,587 shares as of September 30 and March 31, 2011	(4,663)	(4,663)

Total shareholders’ equity	77,199	76,337

Total liabilities and shareholders’ equity	$116,980	$119,936